Exhibit 99.1

STOCK EXCHANGE NOTICE
March 14, 2017
Fixed income investor meetings and contemplated bond transaction
Eksportfinans ASA has mandated arrangers to arrange a series of fixed income investor meetings outside of the US, commencing on Tuesday 21st March, 2017.
Following the investor meetings, a NOK denominated 2 year senior unsecured bond transaction of up to NOK 2 billion may follow; subject to inter alia market conditions.
Oslo, Norway
14 March, 2017
This announcement is not an offer of securities for sale in the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)). Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons absent registration under, or an exemption from, or in a transaction not subject to, the registration requirements of, the Securities Act. The securities mentioned in this announcement have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons, absent registration or an exemption therefrom.